Exhibit 99.1

MEDIA RELEASE

SMART to Announce First Quarter Results

Q1 Results for Fiscal 2016 to be released after Market Close on August 6, 2015

Calgary, Alberta --- July 16, 2015 --- SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA), a leading provider of collaboration solutions, today announced that it will report financial results on Thursday, August 6, 2015, for its first quarter ended June 30, 2015. Financial results will be announced after market close, followed by a conference call and webcast at 2:30 p.m. Mountain time (4:30 p.m. Eastern time).

To access this call, dial +1.877.312.5844 (North America) or +1.253.237.1152 (outside North America). A replay of this call will be available through August 16, 2015, by dialing +1.855.859.2056 or +1.800.585.8367 (North America), or +1.404.537.3406 (outside North America). The conference ID and replay pass code is 80917381.

A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART's website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

About SMART
SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in collaboration solutions that are redefining the way the world works and learns. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

Reader’s Advisory

Certain information contained in this press release may constitute forward-looking information or statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the timing of the announcement of Q1 FY16 financial results. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

SMT – F

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For more information, please contact:

Investor contact Jody Kehler Investor Relations Manager SMART Technologies Inc. + 1.403.407.5486 JodyKehler@smarttech.com	Media contact Robin Raulf-Sager Director, Corporate Communications SMART Technologies Inc. +1.403.407.4225 RobinRaulf-Sager@smarttech.com

©2015 SMART Technologies. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please visit our Trademarks and Guidelines page.